NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES CHANGE TO U.S. FEDERAL
INCOME TAX ENTITY CLASSIFICATION
(Calgary June 26, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”) today announced that effective July 1, 2009, Pengrowth has elected to amend its U.S. tax entity classification to be reclassified as a corporation for U.S. federal income tax purposes.
It is important to note that this amendment pertains to Pengrowth’s tax classification for U.S. federal income tax purposes and therefore only applies to Pengrowth’s U.S. unitholders. The amendment does not affect Pengrowth’s current structure as a mutual fund trust in Canada or Pengrowth’s intention to continue to pay monthly distributions.
Historically, for U.S. federal income tax purposes, Pengrowth has been classified as a partnership. However, the recent signing of the fifth protocol by the United States and Canada ratifying an increase in withholding tax from 15 to 25 percent for partnership distributions effective January 1, 2010 has resulted in a review by Pengrowth of its tax reporting structure in the United States. Pengrowth unitholders in the United States would have become subject to the 10 percentage point increase in withholding tax on their monthly distributions starting on January 1, 2010 had Pengrowth remained a partnership. Among other reasons, as the withholding tax rate is not set to increase for unitholders of a Canadian trust treated as a corporation for U.S. federal income tax purposes, it is Pengrowth’s belief that its election to be treated as a corporation for U.S. federal income tax purposes is in the best interest of its unitholders.
Historically, as a partnership for U.S. federal income tax purposes, U.S. unitholders of Pengrowth have received a schedule K-1 each year in order to report their share of Pengrowth’s income on their U.S. tax returns. Following Pengrowth’s election to be treated as a corporation for U.S. federal income tax purposes, U.S. unitholders will receive a form 1099 from their broker or other intermediary through which they hold Pengrowth units. U.S. unitholders will be responsible for reporting the dividend income earned throughout the year from Pengrowth. If a holding period and other requirements are met, dividends received from Pengrowth by a U.S. unitholder (including an individual) that is not a corporation will be subject to U.S. federal income tax at a preferred qualified dividend rate, currently 15 percent. A schedule K-1 will be issued for 2009, covering the periods up to June 30, 2009.
Important mechanics pertaining to the reclassification:
•	The effect of Pengrowth’s election to be treated as a corporation for U.S. federal income tax purposes for U.S. unitholders will be as though such unitholders had disposed of their Pengrowth trust units for shares of Pengrowth. The deemed disposition amount will be equivalent to the closing price of Pengrowth trust units listed on the NYSE on the close of business on June 30, 2009. It is Pengrowth’s understanding that U.S. unitholders may recognize a gain, but not a loss, on their U.S. tax returns as a result of the reclassification. As Pengrowth will not issue a form 1099 or K-1 in respect of the deemed disposition, it is the responsibility of each U.S. unitholder to calculate and report the transaction on their 2009

U.S. federal income tax return. Pengrowth strongly urges that current unitholders consult their tax advisors in order to assess the tax implications associated with their individual circumstances.

•	U.S. unitholders who have held Pengrowth units and received distributions during 2009 up to the effective date of the conversion (July 1, 2009) will receive both a schedule K-1 and a form 1099 pertaining to their Pengrowth units for the 2009 taxable year. For units held prior to the conversion date, a schedule K-1 will be issued and a form 1099 will be issued for units held on or after July 1, 2009 for the remainder of the year. For subsequent years, Pengrowth unitholders will receive only a form 1099 from their brokerage.

•	Form 1099 reporting statements are required to be mailed by brokerages no later then January 31st for the previous taxable year, whereas schedule K-1s were not required to be reported until March 31st, allowing time for financial results to be released and thus allowing for Pengrowth unitholders to complete their tax returns sooner as a result of the election to be treated as a corporation.

•	Pengrowth and its unitholders will benefit from the amended tax structure through the elimination of costs involved to administer the complex K-1 tax reporting system.

•	Provided the qualified dividend rate remains at 15 percent, Pengrowth believes the changes in its election will result in many of its unitholders experiencing a lower rate of taxation than had Pengrowth remained as a partnership for U.S. federal income tax purposes.

•	Pengrowth unitholders will continue to be eligible to use an IRS form 1116 for a potential U.S. based credit of the 15 percent withholding tax paid to the Canadian government.
Additional details regarding the material U.S. federal income tax consequences of such change in classification of the Trust and of the ownership and disposition of Trust Units on and after July 1, 2009 will be posted on our website at www.pengrowth.com. If you are a U.S. unitholder, you should read our disclosure and consult your tax advisor as to the federal income tax consequences to you of the matters that are discussed therein. Pengrowth will also file a Material Change Report on SEDAR and on EDGAR in respect of the matters described herein.
Caution Regarding Forward Looking Information
This press release contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, the impact on our unitholders of our election to be treated as a corporation for United States federal income tax purposes, including the withholding tax rate experienced by our unitholders and the impact thereon of our election.
Forward-looking statements and information contained in this press release are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning the impact on our unitholders of our election to be treated as a corporation for United States federal income tax purposes. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this press release involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, changes in tax laws and our ability to pay distributions to our unitholders. Further information regarding these factors may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $4.1 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757